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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

           Rule 13e-3 Transaction Statement under Section 13(e) of the
                        Securities Exchange Act of 1934

                                 AMENDMENT NO. 3
                                (FINAL AMENDMENT)

                              ACORN PRODUCTS, INC.
                                (Name of Issuer)

                               THE TCW GROUP, INC.
                            TRUST COMPANY OF THE WEST
                          TCW ASSET MANAGEMENT COMPANY
                               TCW SPECIAL CREDITS
                         OAKTREE CAPITAL MANAGEMENT, LLC
                     OCM PRINCIPAL OPPORTUNITIES FUND, L.P.
                                A. CORYDON MEYER
                                  JOHN G. JACOB
                                GARY W. ZIMMERMAN
                                CAROL B. LaSCALA
                      (Name of Person(s) Filing Statement)


                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   004857 20 7
                      (CUSIP Number of Class of Securities)

                                Vincent J. Cebula
                         Oaktree Capital Management, LLC
                     1301 Avenue of the Americas, 34th Floor
                            New York, New York 10019
                              Phone: (212) 284-1900
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                   COPIES TO:

                                  John G. Jacob
                              Acorn Products, Inc.
                          390 West Nationwide Boulevard
                              Columbus, Ohio 43215
                                 (614) 222-4400

                             Robert J. Tannous, Esq.
                       Porter, Wright, Morris & Arthur LLP
                              41 South High Street
                              Columbus, Ohio 43215
                                 (614) 227-1953

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        This statement is filed in connection with (check the appropriate box):

        a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14(C) or Rule 13e-3(c) under the Securities Exchange Act of 1934.

        b. [ ] The filing of a registration statement under the Securities Act of 1933.

        c. [ ] A tender offer.

        d. [x] None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies [ ].

        Check the following box if the filing is a final amendment reporting the results of the transaction: [X].


                            CALCULATION OF FILING FEE
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        Transaction Valuation*                           Amount of Filing Fee
--------------------------------------------------------------------------------

            $1,574,202.00                                       $142.25
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* Calculated for purposes of determining the filing fee only and in accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended, by multiplying 449,772 (the number of shares of common stock held by stockholders other than Parent immediately prior to the proposed transaction including shares issuable concurrently therewith) by $3.50, the price to be paid per share.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        $142.25
Form or Registration No.:      Schedule 13E-3 and Amendment No. 1 thereto
Filing Party:                  Filing Persons Listed Above
Date Filed:                    February 21, 2003 and April 7, 2003


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                                  INTRODUCTION

        This Amendment No. 3 to Schedule 13E-3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the "13E-3 Statement") originally filed with the U.S. Securities and Exchange Commission ("SEC") on February 21, 2003, as amended and supplemented by a filing of Amendment No. 1 to Schedule 13E-3 on April 7, 2003, and Amendment No. 2 to
Schedule 13E-3 on April 11, 2003, by (i) Acorn Merger Corporation, a Delaware corporation ("Parent"), (ii) The TCW Group, Inc. ("TCWG"), (iii) Trust Company of the West ("TCW"), (iv) TCW Asset Management Company ("TAMCO"), (v) TCW Special Credits ("Special Credits"), (vi) Oaktree Capital Management, LLC ("Oaktree"), (vii) OCM Principal Opportunities Fund, L.P. ("Oaktree Fund"),
(viii) A. Corydon Meyer ("Meyer"), (ix) John G. Jacob ("Jacob"), (x) Gary W. Zimmerman ("Zimmerman"), and Carol B. LaScala ("LaScala", and collectively with Parent, TCWG, TCW, TAMCO, Special Credits, Oaktree and Oaktree Fund, the "Filing Persons"), in connection with the "short form" merger (the "Merger") of Parent into Acorn Products, Inc., a Delaware corporation (the "Company"), pursuant to
Section 253 of the Delaware General Corporation Law. All information set forth herein should be read in conjunction with the information contained or incorporated by reference in the 13E-3 Statement. Unless otherwise indicated, capitalized terms used and not defined herein have the respective meanings ascribed thereto in the 13E-3 Statement.

        This final amendment to Schedule 13E-3 is being filed with the SEC pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended, to report the results of the transactions contemplated by the Merger. Parent, which was a party to the Merger, is not a filing party of this final amendment to the Schedule 13E-3 because it was merged with and into the Company, with the Company being the surviving entity.

        The Merger became effective on May 5, 2003, when a Certificate of Ownership and Merger was filed with the Secretary of State of Delaware (the "Effective Time"). Pursuant to the Certificate of Ownership and Merger, each outstanding share of the Company's Common Stock, $0.01 par value per share (the "Common Stock"), except for shares of Common Stock held by Parent immediately prior to the Merger or in respect of which the holder perfects its appraisal rights under Delaware law, was converted into the right to receive $3.50 in cash, without interest. At the Effective Time, public trading in the Common Stock ceased and the Company requested that the Common Stock be delisted from the Nasdaq SmallCap Market.

        On May 5, 2003, the Company issued a press release announcing completion of the Merger and such press release is filed as Exhibit (a)(5) hereto.

        SECTION 16.   EXHIBITS

        (a)(5) Press Release, dated May 5, 2003, announcing completion of the Merger.


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                                   SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Dated:                May 6, 2003
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THE TCW GROUP, INC.

By:            /s/ Lazarus N. Sun
        ------------------------------------
        Name:  Lazarus N. Sun
        Title: Authorized Signatory

TRUST COMPANY OF THE WEST

By:            /s/ Matthew Barrett
        ------------------------------------
        Name: Matthew Barrett
        Title: Authorized Signatory

By:            /s/ Kenneth Liang
        ------------------------------------
        Name: Kenneth Liang
        Title:  Authorized Signatory


TCW ASSET MANAGEMENT COMPANY

By:            /s/ Matthew Barrett
        ------------------------------------
        Name:  Matthew Barrett
        Title: Authorized Signatory

By:            /s/ Kenneth Liang
        ------------------------------------
        Name: Kenneth Liang
        Title:  Authorized Signatory

OAKTREE CAPITAL MANAGEMENT, LLC

By:            /s/ Vincent J. Cebula
        ------------------------------------
        Name:  Vincent J. Cebula
        Title:  Managing Director

By:            /s/ Stephen A. Kaplan
        ------------------------------------
        Name:  Stephen A. Kaplan
        Title:  Principal


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                                   SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Dated:         May 6, 2003
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TCW SPECIAL CREDITS

By:  TCW Asset Management Company
Its:  Managing General Partner

By:            /s/ Matthew Barrett
        ------------------------------------
        Name: Matthew Barrett
        Title: Authorized Signatory

By:            /s/ Kenneth Liang
        ------------------------------------
        Name: Kenneth Liang
        Title:  Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND, L.P.

By:  Oaktree Capital Management, LLC
Its:  General Partner

By:            /s/ Vincent J. Cebula
        ------------------------------------
        Name:  Vincent J. Cebula
        Title:  Managing Director

By:            /s/ Stephen A. Kaplan
        ------------------------------------
        Name:  Stephen A. Kaplan
        Title:  Principal

A. CORYDON MEYER

        /s/ A. Corydon Meyer
--------------------------------------------
A. Corydon Meyer, an Individual

JOHN G. JACOB

        /s/ John G. Jacob
--------------------------------------------
John G. Jacob, an Individual

GARY W. ZIMMERMAN

        /s/ Gary W. Zimmerman
--------------------------------------------
Gary W. Zimmerman, an Individual

CAROL B. LASCALA

        /s/ Carol B. LaScala
--------------------------------------------
Carol B. LaScala, an Individual